September 29, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Lauren Peirce

Re:	Global Engine Group Holding Limited Registration Statement on Form F-1, as amended File No. 333- 266919

Ladies and Gentlemen:

Reference is made to the letter request of Global Engine Group Holding Limited (the “Company”) for acceleration of effectiveness of the above referenced Registration Statement submitted to the U.S. Securities and Exchange Commission (the “Commission”) on September 29, 2023, pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Acceleration Request”).

The undersigned, as the sole underwriter, hereby respectfully requests that the Commission withdraw the Acceleration Request and refrain from declaring the Registration Statement effective.

* * *

[Signature Page Follows]

Very truly yours,

PRIME NUMBER CAPITAL LLC,

By:	/s/ Xiaoyan Jiang
Name:	Xiaoyan Jiang
Title:	Chairwoman

[Signature Page to Underwriter’s Acceleration Request Withdrawal Letter]